SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

 (Amendment No. 4)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares**

Class B Common Shares**

American Depositary Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

L & L Horizon, LLC

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

People’s Republic of China

+86 - 180 0180 0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Not for trading, but only in connection with the registration of American Depositary Shares, each representing two Class A common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time. Class A common shares are not convertible into Class B common shares under any circumstances.

*** CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON L & L Horizon, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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SCHEDULE 13D/A

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Ray Ruiping Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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This Amendment No. 4 (this “Amendment”) is filed to amend and supplement the statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on March 5, 2018 (the “Original Schedule”), which Original Schedule was subsequently amended (the Original Schedule as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 the “Schedule 13D”), with respect to eHi Car Services Limited (the “Issuer”). As the Descendants Trust completed its exit filing pursuant to Amendment No.3, for the purposes of this Amendment the LLC, and Mr. Zhang are referred to herein as the “Reporting Persons” and each a “Reporting Person”. Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. Except as amended by this Amendment, all capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. This constitutes an “exit filing” for the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On March 21, 2019, the LLC delivered to the Issuer a share conversion notice which effected an optional conversion of 6,860,000 Class B Shares into 6,860,000 Class A Shares, such conversion was on a one to one basis whereby one Class B Share was converted into one Class A Share.

On April 8, 2019, at 10:00 a.m. (Shanghai time), an extraordinary general meeting of the shareholders of the Issuer was held at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer voted in favor of, among others, the proposal to authorize and approve the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Merger.

On April 9, 2019, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on April 9, 2019. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the Merger, each Common Share issued and outstanding immediately prior to the effective time of the Merger has been cancelled in consideration for the right to receive US$6.125 per Common Share, and each ADS issued and outstanding immediately prior to the effective time of the Merger has been cancelled in consideration for the right to receive US$12.25 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes. Notwithstanding the foregoing, (a) Common Shares held by Parent, the Issuer or any of their respective subsidiaries, certain Common Shares held by the Holdco and the Dissenting Shares (as defined in the Merger Agreement) were canceled at the effective time but were not converted into the right to receive the consideration described in the immediately preceding sentence; and (b) each of the Rollover Shares continues to exist without interruption, and represents one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Each of the holders of the Dissenting Shares is entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the Companies Law of the Cayman Islands as amended.

In addition, at the effective time, the Issuer terminated its 2010 Performance Incentive Plan of the Company and the 2014 Performance Incentive Plan of the Company (as amended, collectively the “Share Incentive Plans”), terminated all relevant award agreements entered into under the Share Incentive Plans, and cancelled all options, whether or not vested, to purchase Common Shares (the “Company Options”) and all unvested restricted share awards (the “Company Restricted Shares”, collectively with the Company Options, the “Company Share Awards”) granted under the Share Incentive Plans that are then outstanding.

At the effective time, each Company Option has been cancelled in exchange for the right to receive, if the per Share exercise price of such option is less than US$6.125, (i) a cash amount equal to the excess, if any, of US$6.125 over the exercise price of such option and (ii) the number of Common Shares underlying such option. At the effective time, each Company Restricted Share has been canceled in exchange for the right to receive an amount equal to US6.125 in cash, without interest and net of any applicable withholding taxes.

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As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (“NYSE”) following the close of trading on April 9, 2019. The Issuer requested that the NYSE file a Form 25 with the Commission notifying the Commission of the delisting of its ADSs on the NYSE and the deregistration of the Issuer’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the Commission. The Issuer intends to suspend its reporting obligations under the Act, as amended, by filing a Form 15 with the Commission in approximately 10 days. The Issuer’s reporting obligations under the Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)       As of the date of this Amendment No. 4, the Reporting Persons do not beneficially own any Common Shares.

(b)       As of the date of this Amendment No. 4, the Reporting Persons do not have any voting power or dispositive power over any Common Shares.

(c)       Except as set forth in Item 4 of this Amendment No. 4, none of the Reporting Persons has effected any transactions in the Common Shares during the prior 60 days.

(d)       Not applicable.

(e)       As a result of the transactions described in Item 4, as of April 9, 2019, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of either Class A Shares or Class B Shares. Therefore, this Amendment No. 4 constitutes the final amendment to the Original Schedule.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2019.

L & L Horizon, LLC

By:	/s/ Ray Ruiping Zhang
Name: Ray Ruiping Zhang
Title: Member Manager

Ray Ruiping Zhang

By:	/s/ Ray Ruiping Zhang

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